UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                                  Rentech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kevin Cook, Esq.
                        Pentagon Capital Management, Plc
                                 1 Knightsbridge
                            London, England SW1X 7LX
                               011-44-20-3100-9999
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 5, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 760112102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asset Managers International Limited
        (successor to Pentagon Special Purpose Fund)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,626,785 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,626,785 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,626,785 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.78%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 760112102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pentagon Capital Management, Plc
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England and Wales
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,626,785 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,626,785 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,626,785 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.78%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 760112102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lewis Chester
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,626,785 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     9,626,785 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,626,785 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.78%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 760112102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jafar Omid
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        9,626,785 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     9,626,785 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,626,785 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.78%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Common Stock (the "Common Stock") of Rentech, Inc. (the "Company"), a company organized and existing under the laws of the State of Colorado. The address of the Company's principal executive offices is 10877 Wilshire Blvd., Suite 710, Los Angeles, CA 90024.

Item 2. Identity and Background

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Asset Managers International Limited ("AMIL"), which operated as a wholly owned subsidiary of Pentagon Special Purpose Fund, Ltd until November 2006 when Pentagon Special Purpose Fund distributed the shares of AMIL to its shareholders in exchange for their shares of Pentagon Special Purpose Fund, Pentagon Capital Management, Plc ("Pentagon"), Lewis Chester ("Chester") and Jafar Omid ("Omid"). AMIL is a pooled investment vehicle, and Pentagon is the investment adviser to AMIL with full control over the decisions as to what securities to buy or sell, and how to vote securities owned by AMIL. Chester is the Chief Executive Officer of Pentagon, and Omid is the Chief Financial Officer of Pentagon. Chester and Omid are directors of, and control, Pentagon. (AMIL, Pentagon, Chester and Omid are hereafter referred to as "Reporting Persons").

(b) The address of the principal business and principal office of AMIL is c/o Olympia Capital (Ireland) Ltd., Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland and for Pentagon, Chester and Omid is 1 Knightsbridge, London, England SW1X 7LX.

(c) AMIL is a pooled investment vehicle investing in securities. The principal business of Pentagon is organizing and managing pooled investment vehicles that invest in securities, commodities, commodity futures and arrange and extend credit. The principal business of Chester and Omid is managing Pentagon.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) AMIL is organized under the laws of the British Virgin Islands. Pentagon is organized under the laws of England and Wales. Chester and Omid are citizens of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used to purchase the shares of Common Stock (including the warrants and Preferred Stock) held by AMIL was $18,367,842.36, which reflects the incurrence of brokerage commissions on some of the share purchases. The source of funds used to purchase such shares was working capital of AMIL.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the shares of Common Stock reported herein, and continue to hold such shares, for investment purposes. The Reporting Persons believe that management must formulate concrete plans to enhance shareholder value. The Reporting Persons intend to closely monitor developments at the Company with respect to such plans. The Reporting Persons may communicate with the Company and with other shareholders of the Company regarding such issues. In that regard, Pentagon wrote Rentech on December 12, 2007 regarding measures to increase shareholder values that Rentech may wish to consider. See Appendix A which is incorporated herein by reference. In addition, Reporting Persons may, from time to time, communicate with other shareholders to discuss developments (or lack thereof) at the Company.

      The Reporting Persons reserve the right to dispose of and acquire shares, in their sole discretion, subject to applicable securities laws and market conditions.

      Except as otherwise indicated in this report, the Reporting Persons currently have no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by the Reporting Persons is based upon 163,265,264 shares of Common Stock outstanding as of August 6, 2007, as reported in the Company's Form 10-Q for quarterly period ended March 31, 2007 increased by 3,152,737 shares of Common Stock the Reporting Persons can acquire on conversion of Series A Convertible Preferred Stock of the Company ("Preferred Stock") and the exercise of warrants to purchase shares that are held by AMIL.

      As of the close of business on or before January 25, 2008, the Reporting Persons will beneficially own through AMIL 6,474,048 shares of Common Stock, warrants to purchase 986,985 shares of Common Stock and 30,000 shares of the Company's Preferred Stock that is presently convertible into 2,165,752 shares of the Company's Common Stock. This aggregates to 9,626,785 shares of Common Stock. When the shares that can be acquired on conversion of the Preferred Stock and exercise of the warrant (in the aggregate 3,152,737 shares) are added to the shares outstanding as reported in the Company's 10-Q for the quarter ending March 31, 2007, the Reporting Persons would own 5.78% of the shares outstanding.

      (b) As of January 25, 2008 AMIL will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 9,626,785 shares of the Common Stock, which power is jointly exercisable by Chester and Omid as the control persons of Pentagon, the investment manager for AMIL with the power to vote the Common Stock. Prior to January 25, 2008, Pentagon Special Purpose Fund had an investment management agreement with

Mercator Advisory Group, LLC, now known as M.A.G. LLC granting M.A.G. LLC sole power to buy and sell securities and to vote securities held for the account of AMIL's predecessor. The account managed by M.A.G. contained the Preferred Stock and the warrants. M.A.G. LLC is a Limited Liability Company with its principal place of business located at 555 South Flower Street, Suite 4500, Los Angeles, California 90071.

            By agreement dated December 5, 2007 among the Reporting Persons and M.A.G. LLC, the investment management agreement will terminate on or before January 25, 2008 and the warrants and Preferred Stock in the M.A.G. managed account will be delivered to AMIL. At that point, AMIL, organized under the laws of the British Virgin Islands with its principal place of business at c/o Olympia Capital (Ireland) Ltd., Harcourt Center, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland, and Pentagon, with its principal place of business at 1 Knightsbridge, London, England SW1X 7LX, will have sole power to dispose and to vote the shares of Common Stock reported herein. AMIL is a pooled investment vehicle, and Pentagon operates a number of pooled investment vehicles.

            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

      (c) The following transactions in the Company's common stock have been effected in the preceding 60 days.

            On December 5, 2007 AMIL, Pentagon and M.A.G. LLC agreed to terminate M.A.G. LLC's investment management agreement and to deliver the Preferred Stock and Warrants to AMIL by January 25, 2008.

      On December 10 and 11, 2007 AMIL purchased one million shares of Common Stock. These transactions, set forth below, were effected by AMIL's broker in the open market.

                                December 10, 2007

Buyer                             No. of Shares                  Price Per Share
                                    Purchased

AMIL                                  10,000                     $1.80
AMIL                                  20,000                     $1.80
AMIL                                  15,700                     $1.80
AMIL                                  25,000                     $1.82
AMIL                                  28,530                     $1.8174
AMIL                                  30,000                     $1.8333
AMIL                                  20,000                     $1.83
AMIL                                  50,000                     $1.8496
AMIL                                  41,095                     $1.85
AMIL                                  10,000                     $1.86
AMIL                                  10,000                     $1.86
AMIL                                  15,000                     $1.86
AMIL                                  25,000                     $1.86
AMIL                                   9,599                     $1.86

                                December 11, 2007

Buyer                             No. of Shares                  Price Per Share
                                    Purchased

AMIL                                   4,000                     $1.86
AMIL                                  10,000                     $1.89
AMIL                                   1,098                     $1.87
AMIL                                  15,000                     $1.88
AMIL                                  20,000                     $1.89
AMIL                                  15,000                     $1.90
AMIL                                   8,000                     $1.90
AMIL                                  15,000                     $1.88106
AMIL                                   2,500                     $1.91495
AMIL                                  13,396                     $1.90
AMIL                                  25,000                     $1.91495
AMIL                                  10,000                     $1.92
AMIL                                  71,672                     $1.92459
AMIL                                   5,301                     $1.94
AMIL                                  25,000                     $1.95
AMIL                                  13,970                     $1.91613
AMIL                                  14,939                     $1.94
AMIL                                  10,000                     $1.93
AMIL                                  20,000                     $1.93885
AMIL                                  25,000                     $1.89
AMIL                                  10,000                     $1.90
AMIL                                  10,000                     $1.9192
AMIL                                  10,000                     $1.92
AMIL                                  15,000                     $1.93
AMIL                                  15,000                     $1.92
AMIL                                  15,000                     $1.91546
AMIL                                  20,000                     $1.8797
AMIL                                  15,000                     $1.89
AMIL                                  20,000                     $1.8871
AMIL                                  15,000                     $1.90
AMIL                                  25,000                     $1.90
AMIL                                  25,000                     $1.87956
AMIL                                  25,000                     $1.87
AMIL                                  25,000                     $1.85996
AMIL                                   8,100                     $1.86
AMIL                                  20,000                     $1.85
AMIL                                  20,000                     $1.85
AMIL                                  25,000                     $1.82904
AMIL                                  25,000                     $1.8816
AMIL                                  20,000                     $1.87725
AMIL                                  25,000                     $1.89999

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        None, other than the investment management agreement described above.

Item 7. Material to be Filed as Exhibits. Exhibit 1: Joint Filing Agreement dated as of December 11, 2007 by and among the Reporting Persons.

        Appendix A - Letter dated December 12, 2007 from Pentagon to Rentech,
        Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2007

                                        Asset Managers International Ltd.

                                        By: /s/ John Walley
                                            --------------------------------
                                            Name:  John Walley
                                            Title: Alternate Director


                                        Pentagon Capital Management, Plc

                                        By: /s/ Jafar Omid
                                            --------------------------------
                                            Name:  Jafar Omid
                                            Title: Director


                                        /s/ Lewis Chester
                                        ------------------------------------
                                        Lewis Chester


                                        /s/ Jafar Omid
                                        ------------------------------------
                                        Jafar Omid